UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment #1

Under the Securities Exchange Act of 1934

Xzeres Corp

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

William N. Hagler

Xzeres Corp

9025 SW Hillman Suite 3126, Wilsonville, OR 97070 (503) 388-7350

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	William N. Hagler
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	N/A

8.	Shared Voting Power:	2,629,203 SHARES

9.	Sole Dispositive Power:	N/A

10.	Shared Dispositive Power:	2,629,203 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,629,203 SHARES*
*The William N. & Jean S. Hagler Trust (“Trust”) is the beneficial owner of the above referenced shares. The Reporting Person is the Co-Trustee of the Trust.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 5.76%

14.	Type of Reporting Person (See Instructions): IN

2

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Xzeres Corp, a Nevada Corporation (the "Issuer"), and is being filed by William N. Hagler (the “Reporting Person”). The Issuer's current principal executive offices are located at 9025 SW Hillman Suite 3126, Wilsonville, OR 97070.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by William N. Hagler (the “Reporting Person”). The business address of the Reporting Person is 9025 SW Hillman Suite 3126, Wilsonville, OR 97070. William N. Hagler is currently a director of Xzeres Corp.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person has the right to acquire in sixty days. These securities in the Issuer are described as follows:

  Common Stock in the Issuer totaling 342,182.
  Warrants in the Issuer for the right to purchase 517,500 shares of common stock at an exercise price of $0.35.
  On May 15, 2012 the Issuer issued a Promissory Note (“Original Note”) to William N. Hagler totaling $561,824. On April 1, 2013 the Original Note was modified to a simple term note. On May 10, 2013 the Issuer Amended the Original Note to include a convertible feature (“Convertible Note”). On May 31, 2014 the value of the Convertible Note was recalculated and currently totals $619,332.35. Under the terms of the Convertible Note, William N. Hagler has the right to convert all or any part of the principal sum of the loan into common stock of the Issuer at a price of $0.35 per share.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 2,629,203 shares or 5.76% of the Issuer’s issued and outstanding common stock as of May 29, 2014.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

3

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 2,629,203 shares of Common Stock of the Issuer, representing approximately 5.76% of the Issuer's common stock (based upon 43,366,905 outstanding shares of common stock as of May 29, 2014.)

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2014

By: /s/ William N. Hagler

William N. Hagler

4